Exhibit 99.1 Form 6k August 28, 2006

Symbols:

TSX Venture Exchange: - LVH
OTC Bulletin Board: - LVFHF
Berlin & Frankfurt Stock Exchanges: - LVH

August 28, 2006.

ACTION POKER GAMING INC. LICENSES ITS ONLINE POKER SOFTWARE TO LEGENDZ GAMING CORPORATION

Leading Gaming Operator Signs with

Action Poker Gaming Inc.

Vancouver, British Columbia, August 28, 2006 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) is pleased to announce that it’s wholly owned subsidiary, Action Poker Gaming Inc., (“APG”) has licensed its poker software to Legendz Gaming Corporation, (“Legendz”) a recognized leading gaming operator.

The Professional Internet Gaming Company (ThePig.com), which is owned and operated by Legendz will launch their own private “stand alone” poker network developed by APG.  The “stand alone” software model allows for larger gaming operators to manage and maintain complete control of their own dedicated poker network.

By licensing APG’s software, Legendz will be able to capitalize on the benefits of owning its own poker network.

“By licensing our software to a market leader such as Legendz, it further confirms that the Company’s software is preferred as a leading online multi-player poker solution,” states Jake Kalpakian, President and CEO of LVFH.  “Furthermore, we expect to announce similar deals with other leading brands that are currently under development.”

Through the agreement, APG will provide Legendz a complete solution of classic poker software games that include Texas Hold’em, Omaha and 7 Card Stud, as well as tournament functionality.  The projected launch of the Legendz poker network is scheduled for early September 2006.

About Las Vegas From Home.Com Entertainment Inc.

LVFH is an "E-Gaming" Software Developer and provider, and through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., licenses its software to third parties.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Suite 100, 1255 West Pender Street,
Vancouver, British Columbia V6E 2V1
Tel: (604) 681-0204 Fax: (604) 681-9428
Email: Info@lvfh.com  Website: www.lvfh.com

8/28/2006

LVFH Press Release

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as "believes,” "plans," "expects" or "intends" and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Suite 100, 1255 West Pender Street,
Vancouver, British Columbia V6E 2V1
Tel: (604) 681-0204 Fax: (604) 681-9428
Email: Info@lvfh.com  Website: www.lvfh.com